Item 8.01 Other Events.

On February 9, 2009, all of the Partnership’s Class D common units converted to common units on a one-for-one basis. The 7,276,506 Class D common units were issued in connection with the Partnership’s acquisition of CDM Resource Management in January 2008. The converted units will be entitled to receive quarterly distributions to limited partners beginning in May 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENCY ENERGY PARTNERS LP By: Regency GP LP, its general partner By: Regency GP LLC, its general partner
By:	/s/ Dan Fleckman
Dan Fleckman
Executive Vice President Chief Legal Officer

February 10, 2009